

September 10, 2012

<u>Via E-mail</u>
Mr. Jonathan Ayers
Chief Executive Officer and President
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, ME 04092

Re: **IDEXX Laboratories, Inc.**
Form 10-K for the Year Ended December 31, 2011
Filed February 17, 2012
File No. 000-19271

Dear Mr. Ayers:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Gus Rodriguez

     Gus Rodriguez
     Accounting Branch Chief